June 20, 2011

Mr. Ronald E. Alper, Esq.
Staff Attorney
Mr. H. Christopher Owings, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Star Alternative Energy, Inc.
Amendment No. 4 to Form 10-12G
Filed May 27, 2011
Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2010
Filed March 17, 2011 and May 27, 2011
File No. 000-53627

Dear Mr. Alper and Mr. Owings:

This letter is in response to the Securities and Exchange Commission’s comment letter dated June 17, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's June 17, 2011 letter.

General

1.
We note your response to comment 1 in our letter dated April 28, 2011. Please provide the requested information for BioImagene, Inc.  Specifically, Mr. Stoppenhagen’s involvement in BioImagene is not described in his biography. Please include references to these companies, ownership interest that Mr. Stoppenhagen has in these entities and whether these entities are blank check companies.

We noted your comment and revised the registration statement accordingly to expand Mr. Stoppenhagen’s biography.   We had believed that his involvement in BioImagene was not material and did not require disclosure for the following reasons: he did not perform any financial duties for the company; the company was a private company; the company was not involved in a reverse merger or any events related to a reverse merger.  His only involvement was as a consultant on sales and operations projects.

Item 5. Directors, Executive Officers, Promoters and Control Person, page 15

2.
In Mr. Stoppenhagen’s biography please revise the disclosure to clarify the reference to “maintain[ing] non-operating blank check companies.” If these blank check companies are different than those described in the biography, please identify them and indicate their public reporting status.

We noted your comment, agreed with the comment, and revised the registration statement to clarify the section to read “Additionally, he maintains nonoperating blank check companies that are searching for reverse merger candidates which are listed completely in the following paragraph.”

Item 13. Financial Statements and Supplementary Data, page 29

3.
We reviewed your response to comment 11 in our letter dated April 28, 2011 and the revisions to your disclosure. We re-issue our previous comment. Please tell us how “Disposal of equipment” constitutes a cash investing activity as reflected in 2010. Please note that if this equipment was repossessed or transferred in a non-cash exchange, it should be disclosed as opposed to reflected in the Statement of Cash Flows pursuant to ASC 230-10-50-3. Additionally, gains and losses related to the disposal of equipment should be reflected as an adjustment to reconcile net loss to cash used in operating activities. Refer to ASC 230-10-45-28.

We noted your comment, agreed with the comment, and revised the registration statement accordingly by disclosing the disposal of equipment rather than reflecting it in the Statement of Cash Flows and reflecting the gain related to the disposal of equipment as an adjustment to reconcile net loss to cash used in operating activities.

Note 2. Summary of Significant Accounting Policies, page 32
Basis of Presentation, page 32

4. We reviewed your response to comment 14 in our letter dated April 28, 2011 and we reissue our previous comment. You state in your “Basis of Presentation” disclosure on page 32 that the Company’s financial statements do not include all disclosures required by generally accepted accounting principles. Please advise us how such financial statements can be in accordance with U.S. GAAP per the audit report if not all disclosures required by generally accepted accounting principles are presented.

We noted your comment, agreed with the comment, and revised the registration statement by deleting the sentence “Accordingly, they do not include all of the disclosures required by generally accepted accounting principles.”

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of June 17, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

In submitting this Amendment No. 5 to the Form 10, the Company and its management acknowledge that:

∙           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you gain for the courtesies that you have extended to us and your kind assistance.

Sincerely,

/s/ Eric Stoppenhagen
Eric Stoppenhagen
President
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